Santiago, October 20, 2016

Mr. Eric Parrado Herrera

Superintendent of Banks and Financial institutions

Ref: Material Event related to contracts with related parties

Mr.Superintendente:

In accordance with Articles 9 and 10 of Law 18,045 and the provisions in Article 147 of Law 18,046, we report that in ordinary session yesterday October 18, 2016, the board of Banco Santander - Chile, here in after the "Bank", approved the following transactions with related parties, for the following contracts:

1.	With society Isban Spain, IT support contract for the following projects “Mejoras Abonos Masivos Sistema Corporativo de Pagos, Proyecto EMIR, Proyecto Renta Fija Multimoneda y APP Personas- Buzón Público”
2.	With Produban Spain: “Migración Swift desde Produban México a España, and Mejora Infraestructura BIG DATA”
3.	With Produban Brazil service management contract for “Ataques Preventivos Avanzados”.

With regard to these operations, the following Directors of the Bank, Mr. Vittorio Corbo Lioi, who chaired the meeting, and the other directors attending Oscar Von Chrismar Carvajal, Mauricio Larraín Garcés, Lucía Santa Cruz Sutil, Roberto Zahler Mayanz, Roberto Méndez Torres, Marco Colodro Hadjes, Juan Pedro Santa María Pérez and Orlando Poblete Iturrate as well as the alternate director Blanca Bustamante and Raimundo Monge expressed the desirability for the Bank in hiring the services mentioned in prices, terms and conditions similar to those prevailing in the market and in accordance with the resolutions adopted in Session no. 210 of the Audit Committee on August 22, 2016, regarding these contracts.

Sincerely,

Miguel Mata Huerta

Deputy CEO